Our Oil-Weighted, High Margin Production

Our highly oil-weighted production combined with a Brent-influenced California pricing dynamic and stable cost structures has resulted, and is expected to continue to result, in strong operating margins. As of December 31, 2017, our California PUD reserves were 100% oil.

Our Attractive Development Opportunities

Our estimated development costs associated with our PUD reserves are $8.89 per Boe on a total company basis and $10.95 per Boe in California. We believe that our estimated development costs, when combined with our operating costs, commodity mix and price realizations, present attractive breakeven economics for our development opportunities.

We expect our identified drilling locations to generate attractive rates of return. The following table presents our expected average single-well rates of return on drilling opportunities associated with our California PUD reserves based on the assumptions used in preparing our December 31, 2017 SEC reserve report, including pricing and cost assumptions, which can be found under "Primary Economic Assumptions" on page 6 of our reserve report. Using SEC Pricing as of December 31, 2017, there were approximately 23 MMBoe of PUDs associated with projects in the Piceance basin. Subsequent to year end, as a result of increasingly negative local gas pricing differentials, we revised our current development plan to exclude development in the Piceance basin. As a result, information with respect to our Colorado PUDs as of December 31, 2017 has been omitted from the table below. The table also includes a commodity price sensitivity scenario, which is based on Strip Pricing as of May 31, 2018.

| | PUD Weighted-Average Economics | | | |
| | Per Well | | IRR | |
Asset	EUR (MBOE)	D&C ($ in thousands)	SEC Pricing as of December 31, 2017(1)	Strip Pricing as of May 31, 2018(2)
California	45	$450	51%	65%

(1) Our estimated net reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. The unweighted arithmetic average first-day-of-the-month prices for the prior 12 months were $54.42 per Bbl ICE (Brent) for oil and NGLs and $2.98 per MMBtu NYMEX Henry Hub for natural gas at December 31, 2017. The volume-weighted average prices over the lives of the properties were $48.20 per barrel of oil and condensate, $28.25 per barrel of NGL and $2.935 per thousand cubic feet of gas. The prices were held constant for the lives of the properties and we took into account pricing differentials reflective of the market environment. Prices were calculated using oil and natural gas price parameters established by current SEC guidelines and accounting rules, including adjustment by lease for quality, fuel deductions, geographical differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead. Please see "—Summary Reserves and Operating Data."

(2) Our Strip Pricing reserves were prepared on the same basis as our SEC reserves and do not include changes to costs, other economic parameters, well performance or drilling activity subsequent to December 31, 2017, except for the use of pricing based on closing month futures prices as reported on the ICE (Brent) for oil and NGLs and NYMEX Henry Hub for natural gas on May 31, 2018 rather than using the average of the first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. Our Strip Pricing oil, natural gas and NGL reserves were determined using index prices for natural gas and oil, respectively, as of May 31, 2018 without giving effect to derivative transactions. The average future prices for benchmark

commodities used in determining our Strip Pricing reserves were $74.59 per Bbl for oil and NGLs for 2018, $72.98 for 2019, $69.15 for 2020 and $66.49 for 2021 thereafter, on the ICE (Brent), and $2.94 per MMBtu for natural gas for 2018, $2.75 for 2019, $2.68 for 2020 and $2.66 for 2021 thereafter, on the NYMEX Henry Hub. The volume-weighted average prices over the lives of the properties were $61.67 per barrel of oil and condensate, $19.49 per barrel of NGL, and $1.943 per thousand cubic feet of gas. We have taken into account pricing differentials reflective of the market environment and NGL pricing used in determining our Strip Pricing reserves was approximately 36% of future crude oil prices. We believe that the use of forward prices provides investors with additional useful information about our reserves, as the forward prices are based on the market's forward-looking expectations of oil and natural gas prices as of a certain date. Strip Pricing futures prices are not necessarily an accurate projection of future oil and gas prices. Investors should be careful to consider forward prices in addition to, and not as a substitute for, SEC prices, when considering our oil and natural gas reserves. Please see "—Summary Reserves and Operating Data."

Our Stable California Operating and Development Cost Environment

The operating and development cost structures of our conventional California asset base are inherently stable and predictable. Our California focus largely insulates us from the cost inflation pressures experienced by our peers who operate primarily in unconventional plays. This is the result of our established infrastructure, low-intensity service requirements and lack of dependence on inventory-constrained and often highly specialized equipment. In addition, the majority of our California assets reside in the shallow steam-flood fields of the San Joaquin basin, which are lower cost to develop compared to the water flood fields of the Los Angeles and Ventura basins.

Our Reserves and Assets

The majority of our reserves are composed of heavy crude oil in shallow, long-lived reservoirs. Approximately two-thirds of our proved reserves and approximately 90% of the PV-10 value of our proved reserves are derived from our assets in California. We also operate in the Uinta basin in Utah, a stacked, multi-bench, light-oil-prone play with significant undeveloped resources and in the East Texas basin, an extensive over-pressured natural gas cell, as well as in the Piceance basin in Colorado, a prolific natural gas play with low geologic risk.

Using SEC Pricing as of December 31, 2017, the standardized measure of discounted future net cash flows of our proved reserves and the PV-10 of our proved reserves were approximately $1.0 billion and $1.1 billion, respectively. Using Strip Pricing as of May 31, 2018, the PV-10 of our proved reserves was approximately $1.9 billion. PV-10 is a financial measure that is not calculated in accordance with U.S. generally accepted accounting principles ("GAAP"). For a definition of PV-10 and a reconciliation to the standardized measure of discounted future net cash flows, please see "—Summary Reserves and Operating Data—PV-10."

The charts below summarize certain characteristics of our proved reserves and PV-10 of proved reserves using SEC Pricing as of December 31, 2017 and Strip Pricing as of May 31, 2018 (as described in the tables below and in "—Summary Reserves and Operating Data"):

1P Reserves by Commodity (SEC Pricing)
(141 MMBoe)



1P PV-10 by Area (SEC Pricing)
($1.1 billion)



1P Reserves by Commodity (Strip Pricing)
(115 MMBoe)



1P PV-10 by Area (Strip Pricing)
($1.9 billion)



The tables below summarize our proved reserves and PV-10 by category using SEC Pricing as of December 31, 2017 and Strip Pricing as of May 31, 2018:

	SEC Pricing as of December 31, 2017(1)							
	Oil (MMBbl)	**Natural Gas (Bcf)**	**NGLs (MMBbl)**	**Total (MMBoe)**	**% of Proved**	**% Proved Developed**	**Capex(2) ($MM)**	**PV-10(3) ($MM)**
PDP	63	100	1	81	57	93	$ 50	$ 762
PDNP	6	—	—	6	4	7	10	89
PUD(5)	32	137	—	55	39	—	488	262
Total	101	237	1	141	100	100	$548	$1,114

	Strip Pricing as of May 31, 2018(4)							
	Oil (MMBbl)	**Natural Gas (Bcf)**	**NGLs (MMBbl)**	**Total (MMBoe)**	**% of Proved**	**% Proved Developed**	**Capex(2) ($MM)**	**PV-10(3) ($MM)**
PDP	64	67	1	77	67	93	50	1,205
PDNP	6	—	—	6	5	7	10	136
PUD	32	—	—	32	28	—	348	521
Total	102	67	1	115	100	100	407	1,862

(1)   Our estimated net reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. The unweighted arithmetic average first-day-of-the-month prices for the prior 12 months were $54.42 per Bbl ICE (Brent) for oil and NGLs and $2.98 per MMBtu NYMEX Henry Hub for natural gas at December 31, 2017. The volume-weighted average prices over the lives of the properties were $48.20 per barrel of oil and condensate, $28.25 per barrel of NGL and $2.935 per thousand cubic feet of gas. The prices were held constant for the lives of the properties and we took into account pricing differentials reflective of the market environment. Prices were calculated using oil and natural gas price parameters established by current SEC guidelines and accounting rules, including adjustment by lease for quality, fuel deductions, geographical differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead. Please see "—Summary Reserves and Operating Data."

(2)   Represents undiscounted future capital expenditures as of December 31, 2017.

(3)   PV-10 is a financial measure that is not calculated in accordance with GAAP. For a definition of PV-10 and a reconciliation to the standardized measure of discounted future net cash flows, please see "—Summary Reserves and Operating Data—PV-10." PV-10 does not give effect to derivatives transactions.

(4)   Our Strip Pricing reserves were prepared on the same basis as our SEC reserves and do not include changes to costs, other economic parameters, well performance or drilling activity subsequent to December 31, 2017, except for the use of pricing based on closing month futures prices as reported on the ICE (Brent) for oil and NGLs and NYMEX Henry Hub for natural gas on May 31, 2018 rather than using the average of the first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. Our Strip Pricing oil, natural gas and NGL reserves were determined using index prices for natural gas and oil, respectively, as of May 31, 2018 without giving effect to derivative transactions. The average future prices for benchmark commodities used in determining our Strip Pricing reserves were $74.59 per Bbl for oil and NGLs for 2018, $72.98 for 2019, $69.15 for 2020 and $66.49 for 2021 thereafter, on the ICE (Brent), and $2.94 per MMBtu for natural gas for 2018, $2.75 for 2019, $2.68 for 2020 and $2.66 for 2021 thereafter, on the NYMEX Henry Hub. The volume-weighted average prices over the lives of the properties were $61.67 per barrel of oil and condensate, $19.49 per barrel of NGL, and $1.943 per thousand cubic feet of gas. We have taken into account pricing differentials reflective of the market environment and NGL pricing used in determining our Strip Pricing reserves was approximately 36% of future crude oil prices. We believe that the use of forward prices provides investors with additional useful information about our reserves, as the forward prices are based on the market's forward-looking expectations of oil and natural gas prices as of a certain date. Strip Pricing futures prices are not necessarily an accurate projection of future oil and gas prices. Investors should be careful to consider forward prices in addition to, and not as a substitute for, SEC prices, when considering our oil and natural gas reserves. The decrease in reserve volumes using Strip Pricing as opposed to SEC Pricing is primarily the result of lower realized gas prices in Colorado using Strip Pricing as of May 31, 2018. Please see "—Summary Reserves and Operating Data."

(5)   Using SEC Pricing as of December 31, 2017, there were approximately 23 MMBoe of PUDs associated with projects in the Piceance basin. Subsequent to year end, as a result of increasingly negative local gas pricing differentials, we revised our current development plan to exclude the development in the Piceance basin.

Reserves

The following table summarizes our estimated proved reserves and related PV-10 using SEC Pricing as of December 31, 2017 and Strip Pricing as of May 31, 2018. The reserve estimates presented in the table below are based on reports prepared by DeGolyer and MacNaughton. The SEC Pricing reserve estimates were prepared in accordance with current SEC rules and regulations regarding oil, natural gas and NGL reserve reporting and Strip Pricing data was prepared using closing month futures prices as reported on the ICE (Brent) for oil and NGLs and NYMEX Henry Hub for natural gas on May 31, 2018. Reserves are stated net of applicable royalties.

	SEC Pricing as of December 31, 2017(1)					Strip Pricing as of May 31, 2018(2)				
	San Joaquin and Ventura basins	Uinta basin	Piceance basin	East Texas basin	Total	San Joaquin and Ventura basins	Uinta basin	Piceance basin	East Texas basin	Total
Proved developed reserves:										
Oil (MMBbl)	61	7	—	—	68	63	7	—	—	70
Natural Gas (Bcf)	—	47	42	12	100	—	41	17	9	67
NGLs (MMBbl)	—	1	—	—	1	—	1	—	—	1
Total (MMBoe)(3)(4) . .	61	16	7	2	86	63	15	3	2	82
Proved undeveloped reserves(6):										
Oil (MMBbl)	32	—	—	—	32	32	—	—	—	32
Natural Gas (Bcf)	—	—	137	—	137	—	—	—	—	—
NGLs (MMBbl)	—	—	—	—	—	—	—	—	—	—
Total (MMBoe)(4)	32	—	23	—	55	32	—	—	—	32
Total proved reserves:										
Oil (MMBbl)	93	7	—	—	101	95	7	—	—	102
Natural Gas (Bcf)	—	47	179	12	237	—	41	17	9	67
NGLs (MMBbl)	—	1	—	—	1	—	1	—	—	1
Total (MMBoe)(4)	93	16	30	2	141	95	15	3	2	115
PV-10 ($MM)(5) . . .	998	84	24	7	1,114	1,762	91	4	5	1,862

(1) Our estimated net reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. The unweighted arithmetic average first-day-of-the-month prices for the prior 12 months were $54.42 per Bbl ICE (Brent) for oil and NGLs and $2.98 per MMBtu NYMEX Henry Hub for natural gas at December 31, 2017. The volume-weighted average prices over the lives of the properties were $48.20 per barrel of oil and condensate, $28.25 per barrel of NGL and $2.935 per thousand cubic feet of gas. The prices were held constant for the lives of the properties and we took into account pricing differentials reflective of the market environment. Prices were calculated using oil and natural gas price parameters established by current guidelines of the SEC and accounting rules including adjustments by lease for quality, fuel deductions, geographical differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead. For more information regarding commodity price risk, please see "Risk Factors—Risks Related to Our Business and Industry—Oil, natural gas and NGL prices are volatile and directly affect our results."

(2) Our Strip Pricing reserves were prepared on the same basis as our SEC reserves and do not include changes to costs, other economic parameters, well performance or drilling activity subsequent to December 31, 2017, except for the use of pricing based on closing month futures prices as reported on the ICE (Brent) for oil and NGLs and NYMEX Henry Hub for natural gas on May 31, 2018 rather than using the average of the first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance.

Our Strip Pricing oil, natural gas and NGL reserves were determined using index prices for natural gas and oil, respectively, as of May 31, 2018 without giving effect to derivative transactions. The average future prices for benchmark commodities used in determining our Strip Pricing reserves were $74.59 per Bbl for oil and NGLs for 2018, $72.98 for 2019, $69.15 for 2020 and $66.49 for 2021 thereafter, on the ICE (Brent), and $2.94 per MMBtu for natural gas for 2018, $2.75 for 2019, $2.68 for 2020 and $2.66 for 2021 thereafter, on the NYMEX Henry Hub. The volume-weighted average prices over the lives of the properties were $61.67 per barrel of oil and condensate, $19.49 per barrel of NGL, and $1.943 per thousand cubic feet of gas. We have taken into account pricing differentials reflective of the market environment and NGL pricing used in determining our Strip Pricing reserves was approximately 36% of future crude oil prices.

We believe that the use of forward prices provides investors with additional useful information about our reserves, as the forward prices are based on the market's forward-looking expectations of oil and natural gas prices as of a certain date. Strip Pricing futures prices are not necessarily an accurate projection of future oil and gas prices. Investors should be careful to consider forward prices in addition to, and not as a substitute for, SEC prices, when considering our oil and natural gas reserves.

The decrease in reserve volumes using Strip Pricing as opposed to SEC Pricing is primarily the result of lower realized gas prices in Colorado using Strip Pricing as of May 31, 2018.

(3)   Approximately 9% of proved developed oil reserves, 1% of proved developed NGLs reserves, 0% of proved developed natural gas reserves and 7% of total proved developed reserves are non-producing.

(4)   Natural gas volumes have been converted to Boe based on energy content of six Mcf of gas to one Bbl of oil. Barrels of oil equivalence does not necessarily result in price equivalence. The price of natural gas on a barrel of oil equivalent basis is currently substantially lower than the corresponding price for oil and has been similarly lower for a number of years. For example, in the year ended December 31, 2017, the average prices of ICE (Brent) oil and NYMEX Henry Hub natural gas were $54.82 per Bbl and $3.11 per Mcf, respectively, resulting in an oil-to-gas ratio of over 17 to 1.

(5)   For a definition of PV-10 and a reconciliation to the standardized measure of discounted future net cash flows, please see "—PV-10." PV-10 does not give effect to derivatives transactions.

(6)   Using SEC Pricing as of December 31, 2017, there were approximately 23 MMBoe of PUDs associated with projects in the Piceance basin. Subsequent to year end, as a result of increasingly negative local gas pricing differentials, we revised our current development plan to exclude these Piceance locations.

PV-10

PV-10 is a non-GAAP financial measure and represents the present value of estimated future cash inflows from proved oil and gas reserves, less future development and production costs, discounted at 10% per annum to reflect the timing of future cash flows. Calculation of PV-10 does not give effect to derivatives transactions. Management believes that PV-10 provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating oil and natural gas companies. Because there are many unique factors that can impact an individual company when estimating the amount of future income taxes to be paid, management believes the use of a pre-tax measure is valuable for evaluating the Company. PV-10 should not be considered as an alternative to the standardized measure of discounted future net cash flows as computed under GAAP.

The following table provides a reconciliation of PV-10 of our proved reserves to the standardized measure of discounted future net cash flows using SEC Pricing at December 31, 2017 (in millions):

	At December 31, 2017
PV-10	1,114
Less: present value of future income taxes discounted at 10%	(137)
Standardized measure of discounted future net cash flows	977

GAAP does not prescribe any corresponding measure for PV-10 of reserves as of an interim date or on any basis other than SEC prices. As a result, it is not practicable for us to reconcile PV-10 using Strip Pricing as of May 31, 2018 to GAAP standardized measure.

Production and Operating Data

The following table sets forth information regarding production, realized and benchmark prices, and production costs (i) on a historical basis for the year ended December 31, 2016, the two months ended February 28, 2017, the one month ended March 31, 2017, the ten months ended December 31, 2017 and the three months ended March 31, 2018 and (ii) on a pro forma basis for the year ended December 31, 2017.

development plan to exclude development in the Piceance basin. As a result, information with respect to our Colorado PUDs as of December 31, 2017 has been omitted from the table below. The table also includes a commodity price sensitivity scenario, which is based on Strip Pricing as of May 31, 2018.

| | PUD Weighted-Average Economics | | | |
| | Per Well | | IRR | |
Asset	EUR (MBOE)	D&C ($ in thousands)	SEC Pricing as of December 31, 2017(1)	Strip Pricing as of May 31, 2018(2)
California	45	>$450	51%	65%

(1)   Our estimated net reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. The unweighted arithmetic average first-day-of-the-month prices for the prior 12 months were $54.42 per Bbl ICE (Brent) for oil and NGLs and $2.98 per MMBtu NYMEX Henry Hub for natural gas at December 31, 2017. The volume-weighted average prices over the lives of the properties were $48.20 per barrel of oil and condensate, $28.25 per barrel of NGL and $2.935 per thousand cubic feet of gas. The prices were held constant for the lives of the properties and we took into account pricing differentials reflective of the market environment. Prices were calculated using oil and natural gas price parameters established by current SEC guidelines and accounting rules, including adjustment by lease for quality, fuel deductions, geographical differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead. Please see "—Our Reserves and Production Information."

(2)   Our Strip Pricing reserves were prepared on the same basis as our SEC reserves and do not include changes to costs, other economic parameters, well performance or drilling activity subsequent to December 31, 2017, except for the use of pricing based on closing month futures prices as reported on the ICE (Brent) for oil and NGLs and NYMEX Henry Hub for natural gas on May 31, 2018 rather than using the average of the first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. Our Strip Pricing oil, natural gas and NGL reserves were determined using index prices for natural gas and oil, respectively, as of May 31, 2018, without giving effect to derivative transactions. The average future prices for benchmark commodities used in determining our Strip Pricing reserves were $74.59 per Bbl for oil and NGLs for 2018, $72.98 for 2019, $69.15 for 2020 and $66.49 for 2021 thereafter, on the ICE (Brent), and $2.94 per MMBtu for natural gas for 2018, $2.75 for 2019, $2.68 for 2020 and $2.66 for 2021 thereafter, on the NYMEX Henry Hub. The volume-weighted average prices over the lives of the properties were $61.67 per barrel of oil and condensate, $19.49 per barrel of NGL, and $1.943 per thousand cubic feet of gas. We have taken into account pricing differentials reflective of the market environment and NGL pricing used in determining our Strip Pricing reserves was approximately 36% of future crude oil prices. We believe that the use of forward prices provides investors with additional useful information about our reserves, as the forward prices are based on the market's forward-looking expectations of oil and natural gas prices as of a certain date. Strip Pricing futures prices are not necessarily an accurate projection of future oil and gas prices. Investors should be careful to consider forward prices in addition to, and not as a substitute for, SEC prices, when considering our oil and natural gas reserves. Please see "—Our Reserves and Production Information."

Our Stable California Operating and Development Cost Environment

The operating and development cost structures of our conventional California asset base are inherently stable and predictable. Our California focus largely insulates us from the cost inflation pressures experienced by our peers who operate primarily in unconventional plays. This is the result of our established infrastructure, low-intensity service requirements and lack of dependence on inventory-constrained and often highly specialized equipment. In addition, the majority of our California assets

The tables below summarize our proved reserves and PV-10 by category using SEC Pricing as of December 31, 2017 and Strip Pricing as of May 31, 2018:

| | SEC Pricing as of December 31, 2017(1) | | | | | | | |
	Oil (MMBbl)	Natural Gas (Bcf)	NGLs (MMBbl)	Total (MMBoe)	% of Proved	% Proved Developed	Capex(2) ($MM)	PV-10(3) ($MM)
PDP	63	100	1	81	57	93	$ 50	$ 762
PDNP	6	—	—	6	4	7	10	89
PUD(5)	32	137	—	55	39	—	488	262
Total	101	237	1	141	100	100	$548	$1,114

| | Strip Pricing as of May 31, 2018(4) | | | | | | | |
	Oil (MMBbl)	Natural Gas (Bcf)	NGLs (MMBbl)	Total (MMBoe)	% of Proved	% Proved Developed	Capex(2) ($MM)	PV-10(3) ($MM)
PDP	64	67	1	77	67	93	50	1,205
PDNP	6	—	—	6	5	7	10	136
PUD	32	—	—	32	28	—	348	521
Total	102	67	1	115	100	100	407	1,862

(1) Our estimated net reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. The unweighted arithmetic average first-day-of-the-month prices for the prior 12 months were $54.42 per Bbl ICE (Brent) for oil and NGLs and $2.98 per MMBtu NYMEX Henry Hub for natural gas at December 31, 2017. The volume-weighted average prices over the lives of the properties were $48.20 per barrel of oil and condensate, $28.25 per barrel of NGL and $2.935 per thousand cubic feet of gas. The prices were held constant for the lives of the properties and we took into account pricing differentials reflective of the market environment. Prices were calculated using oil and natural gas price parameters established by current SEC guidelines and accounting rules, including adjustment by lease for quality, fuel deductions, geographical differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead. Please see "Prospectus Summary— Summary Reserves and Operating Data."

(2) Represents undiscounted future capital expenditures as of December 31, 2017.

(3) PV-10 is a financial measure that is not calculated in accordance with GAAP. For a definition of PV-10 and a reconciliation to the standardized measure of discounted future net cash flows, please see "Prospectus Summary—Summary Reserves and Operating Data—PV-10." PV-10 does not give effect to derivatives transactions.

(4) Our Strip Pricing reserves were prepared on the same basis as our SEC reserves and do not include changes to costs, other economic parameters, well performance or drilling activity subsequent to December 31, 2017, except for the use of pricing based on closing month futures prices as reported on the ICE (Brent) for oil and NGLs and NYMEX Henry Hub for natural gas on May 31, 2018 rather than using the average of the first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. Our Strip Pricing oil, natural gas and NGL reserves were determined using index prices for natural gas and oil, respectively, as of May 31, 2018, without giving effect to derivative transactions. The average future prices for benchmark commodities used in determining our Strip Pricing reserves were $74.59 per Bbl for oil and NGLs for 2018, $72.98 for 2019, $69.15 for 2020 and $66.49 for 2021 thereafter, on the ICE (Brent), and $2.94 per MMBtu for natural gas for 2018, $2.75 for 2019, $2.68 for 2020 and $2.66 for 2021 thereafter, on the NYMEX Henry Hub. The volume-weighted average prices over the lives of the properties were $61.67 per barrel of oil and condensate, $19.49 per barrel of NGL, and $1.943 per thousand cubic feet of gas. We have taken into account pricing differentials reflective of the market environment and NGL pricing used in determining our Strip Pricing reserves was

116

approximately 36% of future crude oil prices. We believe that the use of forward prices provides investors with additional useful information about our reserves, as the forward prices are based on the market's forward-looking expectations of oil and natural gas prices as of a certain date. Strip Pricing futures prices are not necessarily an accurate projection of future oil and gas prices. Investors should be careful to consider forward prices in addition to, and not as a substitute for, SEC prices, when considering our oil and natural gas reserves. The decrease in reserve volumes using Strip Pricing as opposed to SEC Pricing is primarily the result of lower realized gas prices in Colorado using Strip Pricing as of May 31, 2018. Please see "Prospectus Summary—Summary Reserves and Operating Data."

(5) Using SEC Pricing as of December 31, 2017, there were approximately 23 MMBoe of PUDs associated with projects in the Piceance basin. Subsequent to year end, as a result of increasingly negative local gas pricing differentials, we revised our current development plan to exclude the development in the Piceance basin.

The table below summarizes our average net daily production by basin for the three months ended March 31, 2018:

	Average Net Daily Production for the Three Months Ended March 31, 2018	
	(MBoe/d)	Oil (%)
California	18.8	100%
Uinta basin	5.0	46%
Piceance basin	1.6	1%
East Texas basin	0.8	0%
Total	26.2	81%

Our Development Inventory

We have an extensive inventory of low-risk, high-return development opportunities. As of March 31, 2018 we identified 3,397 Tier 1 gross drilling locations and 3,656 additional gross drilling locations that are currently under review. For a discussion of how we identify drilling locations, please see "—Our Reserves and Production Information—Determination of Identified Drilling Locations."

We operate over 95% of our productive wells and expect to operate a similar percentage of our identified gross drilling locations. In addition, approximately 76% of our acreage is held by production, including 99% of our acreage in California. Our high degree of operational control, together with the large portion of our acreage that is held by production, gives us flexibility over the execution of our development program, including the timing, amount and allocation of our capital expenditures, technological enhancements and marketing of production.

The following table summarizes certain information concerning our operations as of March 31, 2018:

	Acreage		Net Acreage Held By Production(%)	Producing Wells, Gross(1)(2)	Average Working Interest (%)(2)(4)	Net Revenue Interest (%)(2)(5)	Identified Drilling Locations(3)	
	Gross	Net					Gross	Net
California	10,880	7,945	99%	2,600	99%	94%	4,858	4,847
Uinta basin	133,016	96,096	72%	909	95%	62%	1,245	1,083
Piceance basin	10,553	8,008	85%	170	72%	74%	870	664
East Texas basin	5,853	4,533	100%	116	99%	78%	80	79
Total	160,302	116,582	76%	3,795	97%	87%	7,053	6,673

customers represented approximately 35% and 26% of our receivables. At December 31, 2016, trade accounts receivable from two customers represented approximately 29% and 21% of our receivables.

If we were to lose any one of our major oil and natural gas purchasers, the loss could temporarily cease or delay production and sale of our oil and natural gas in that particular purchaser's service area and it could have a detrimental effect on the prices and volumes of oil, natural gas and NGLs that we are able to sell.

Our Reserves and Production Information

Reserve Data

The following table summarizes our estimated proved reserves and related PV-10 using SEC Pricing as of December 31, 2017 and Strip Pricing as of May 31, 2018. The reserve estimates presented in the table below are based on reports prepared by DeGolyer and MacNaughton. The SEC Pricing reserve estimates were prepared in accordance with current SEC rules and regulations regarding oil, natural gas and NGL reserve reporting and Strip Pricing data was prepared using closing month futures prices as reported on the ICE (Brent) for oil and NGLs and NYMEX Henry Hub for natural gas on May 31, 2018. Reserves are stated net of applicable royalties.

	SEC Pricing as of December 31, 2017(1)					Strip Pricing as of May 31, 2018(2)				
	San Joaquin and Ventura basins	Uinta basin	Piceance basin	East Texas basin	Total	San Joaquin and Ventura basins	Uinta basin	Piceance basin	East Texas basin	Total
Proved developed reserves:										
Oil (MMBbl)	61	7	—	—	68	63	7	—	—	70
Natural Gas (Bcf)	—	47	42	12	100	—	41	17	9	67
NGLs (MMBbl)	—	1	—	—	1	—	1	—	—	1
Total (MMBoe)(3)(4) . . .	61	16	7	2	86	63	15	3	2	82
Proved undeveloped reserves(6):										
Oil (MMBbl)	32	—	—	—	32	32	—	—	—	32
Natural Gas (Bcf)	—	—	137	—	137	—	—	—	—	—
NGLs (MMBbl)	—	—	—	—	—	—	—	—	—	—
Total (MMBoe)(4) . .	32	—	23	—	55	32	—	—	—	32
Total proved reserves:										
Oil (MMBbl)	93	7	—	—	101	95	7	—	—	102
Natural Gas (Bcf)	—	47	179	12	237	—	41	17	9	67
NGLs (MMBbl)	—	1	—	—	1	—	1	—	—	1
Total (MMBoe)(4) . .	93	16	30	2	141	95	15	3	2	115
PV-10 ($MM)(5)	998	84	24	7	1,114	1,762	91	4	5	1,862

(1) Our estimated net reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. The unweighted arithmetic average first-day-of-the-month prices for the prior 12 months were $54.42 per Bbl ICE (Brent) for oil and NGLs and $2.98 per MMBtu NYMEX Henry Hub for natural gas at December 31, 2017. The volume-weighted average prices over the lives of the properties were $48.20 per barrel of oil and

condensate, $28.25 per barrel of NGL and $2.935 per thousand cubic feet of gas. The prices were held constant for the lives of the properties and we took into account pricing differentials reflective of the market environment. Prices were calculated using oil and natural gas price parameters established by current guidelines of the SEC and accounting rules including adjustments by lease for quality, fuel deductions, geographical differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead. For more information regarding commodity price risk, please see "Risk Factors—Risks Related to Our Business and Industry—Oil, natural gas and NGL prices are volatile and directly affect our results."

(2)   Our Strip Pricing reserves were prepared on the same basis as our SEC reserves and do not include changes to costs, other economic parameters, well performance or drilling activity subsequent to December 31, 2017, except for the use of pricing based on closing month futures prices as reported on the ICE (Brent) for oil and NGLs and NYMEX Henry Hub for natural gas on May 31, 2018 rather than using the average of the first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance.

Our Strip Pricing oil, natural gas and NGL reserves were determined using index prices for natural gas and oil, respectively, as of May 31, 2018 without giving effect to derivative transactions. The average future prices for benchmark commodities used in determining our Strip Pricing reserves were $74.59 per Bbl for oil and NGLs for 2018, $72.98 for 2019, $69.15 for 2020 and $66.49 for 2021 thereafter, on the ICE (Brent), and $2.94 per MMBtu for natural gas for 2018, $2.75 for 2019, $2.68 for 2020 and $2.66 for 2021 thereafter, on the NYMEX Henry Hub. The volume-weighted average prices over the lives of the properties were $61.67 per barrel of oil and condensate, $19.49 per barrel of NGL, and $1.943 per thousand cubic feet of gas. We have taken into account pricing differentials reflective of the market environment and NGL pricing used in determining our Strip Pricing reserves was approximately 36% of future crude oil prices.

We believe that the use of forward prices provides investors with additional useful information about our reserves, as the forward prices are based on the market's forward-looking expectations of oil and natural gas prices as of a certain date. Strip Pricing futures prices are not necessarily an accurate projection of future oil and gas prices. Investors should be careful to consider forward prices in addition to, and not as a substitute for, SEC prices, when considering our oil and natural gas reserves.

The decrease in reserve volumes using Strip Pricing as opposed to SEC Pricing is primarily the result of lower realized gas prices in Colorado using Strip Pricing as of May 31, 2018.

(3)   Approximately 9% of proved developed oil reserves, 1% of proved developed NGLs reserves, 0% of proved developed natural gas reserves and 7% of total proved developed reserves are non-producing.

(4)   Natural gas volumes have been converted to Boe based on energy content of six Mcf of gas to one Bbl of oil. Barrels of oil equivalence does not necessarily result in price equivalence. The price of natural gas on a barrel of oil equivalent basis is currently substantially lower than the corresponding price for oil and has been similarly lower for a number of years. For example, in the year ended December 31, 2017, the average prices of ICE (Brent) oil and NYMEX Henry Hub natural gas were $54.82 per Bbl and $3.11 per Mcf, respectively, resulting in an oil-to-gas ratio of over 17 to 1.

(5)   For a definition of PV-10 and a reconciliation to the standardized measure of discounted future net cash flows, please see "—PV-10." PV-10 does not give effect to derivatives transactions.

(6)   Using SEC Pricing as of December 31, 2017, there were approximately 23 MMBoe of PUDs associated with projects in the Piceance basin. Subsequent to year end, as a result of increasingly negative local gas pricing differentials, we revised our current development plan to exclude these Piceance locations.